EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of our subsidiaries:

Name	State or Other Jurisdiction of Incorporation	Name Under Which Does Business
Biomateriali S.r.l.	Italy	Same
LeMaitre UK Acquisition LLC	Delaware	Same
LeMaitre Vascular GmbH	Germany	Same
LeMaitre Vascular GK	Japan	Same
LeMaitre Acquisition LLC	Delaware	Same
LeMaitre Vascular SAS	France	Same
LeMaitre Vascular Spain, S.L.	Spain	Same
LeMaitre Vascular S.r.l.	Italy	Same
Vascutech Acquisition LLC	Delaware	Same